Update on Snow Lake Share Buy Back

Winnipeg, Manitoba, Canada, April 17, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, provides an update on its previously announced share repurchase program (the "Buy Back").

During the first two weeks of April 2025, Snow Lake did acquire a number of its common shares in open market purchases, through its broker, ThinkEquity LLC, at prevailing market prices at the time of purchase pursuant to the share repurchase program adopted by Snow Lake under Rule 10b-18 of the Securities Exchange Act of 1934, as amended.  All common shares acquired were returned to treasury and cancelled.

Snow Lake's Board of Directors believes that the market price of the common shares may from time to time not reflect the underlying value of Snow Lake, specifically its growth opportunities, and that the purchase of its common shares is in the best interests of Snow Lake and its shareholders and represents an appropriate use of corporate funds.  It is expected that all purchases of its common shares made by Snow Lake could also enhance value and liquidity for its shareholders.

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

Contact and Information Frank Wheatley, CEO	Investor Relations Investors: ir@snowlakelithium.com Website: www.snowlakeenergy.com	Follow us on Social Media Twitter: www.twitter.com/SnowLakeEnergy LinkedIn: www.linkedin.com/company/snow-lake-energy